PLAN OF REORGANIZATION

On January 27, 2016, KMDVF Class A and Class I acquired all the net assets of the KEELEY Mid Cap Value Fund Class A and Class I, respectively, pursuant to a Plan of Reorganization approved by KEELEY Mid Cap Value
Fund shareholders on January 27 ,2016. The acquisition was accomplished by a tax-free exchange of 929,592 and 1,863,147 shares of Class A and Class I, respectively, of KMDVF (valued at $14,081,943 and $28,220,546 for Class A and Class I, respectively) for all of the Class A and I shares outstanding of the
KEELEY Mid Cap Value Fund on January 27, 2016. KEELEY Mid Cap Value
Fund’s net assets at that date ($42,302,489), including $6,687,063 of unrealized depreciation, were combined with those of KMDVF. The aggregate net assets of KMDVF immediately before the acquisition were $33,671,682.